Prospectus Supplement (to Prospectus dated May 27, 2004)	Filed Pursuant to Rule 424(b)(3) Registration Nos. 333-111064, 333-111064-01

Wynn Resorts, Limited

$250,000,000

6% Convertible Subordinated Debentures due 2015 and

Shares of Common Stock Issuable Upon Conversion of the Debentures

This prospectus supplement supplements the prospectus dated May 27, 2004, relating to the resale by certain of our securityholders of up to $250,000,000 aggregate principal amount at maturity of our 6% Convertible Subordinated Debentures due 2015 and the shares of our common stock issuable upon conversion of the debentures. You should read this prospectus supplement in conjunction with the prospectus. This prospectus supplement is qualified by reference to the prospectus, except to the extent that the information in this prospectus supplement supersedes the information contained in the prospectus.

The information appearing under the heading “Selling Securityholders” in the prospectus is hereby amended by the substitution of the following:

Name of Selling Security Holder	Principal Amount at Maturity of Debentures Owned(1)	Amount of Debentures Offered Hereby(1)	Percentage of Debentures Outstanding	Number of Shares of Common Stock Owned(2)	Number of Shares of Common Stock That May Be Sold(2)	Percentage of Common Stock Out- standing(3)
Polygon Global Opportunities Master Fund	$22,500,000	$22,500,000	9.0%	978,259	978,259	1.09%

(1)	Amounts may include debentures purchased in one or more transactions pursuant to Rule 144 of the Securities Act from a group of unidentifiable sellers, which may include one or more of the selling securityholders previously, or currently, listed in this table.
(2)	Assumes conversion of all of the holder’s debentures at a conversion rate of 43.4782 shares of common stock per $1,000 principal amount at maturity of the debentures. This conversion rate is subject to adjustment, however, as described under “Description of the Debentures—Conversion Rights” in the accompanying prospectus. As a result, the number of shares of common stock issuable upon conversion of the debentures may increase or decrease in the future.
(3)	Calculated based on Rule 13d-3(d)(1)(i) of the Exchange Act, using 89,168,484 common shares outstanding as of August 2, 2004. In calculating this amount for each holder, we treated as outstanding the number of shares of common stock issuable upon conversion of all that holder’s debentures, but we did not assume conversion of any other holder’s debentures.

Investing in the debentures and our common stock issuable upon conversion of the debentures involves risks. See “Risk Factors” in the accompanying prospectus, beginning on page 8.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Neither the Nevada Gaming Commission, the Nevada State Gaming Control Board, nor any other gaming authority has passed upon the adequacy or accuracy of this prospectus supplement or the investment merits of the debentures offered hereby or the shares of our common stock issuable upon conversion of the debentures. Any representation to the contrary is unlawful.

The date of this prospectus supplement is October 6, 2004.